SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 28 September 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 28 September 2026
           re: Transaction in Own Shares

28 September 2026

TRANSACTIONS IN OWN SECURITIES

Lloyds Banking Group plc (the "Company") announces today that it has purchased the following number of its ordinary shares, from Goldman Sachs International (the "Broker").

Such purchases form part of the Company's existing share buyback programmes and were effected pursuant to the instructions issued by the Company to the Broker, as announced on 30 January 2026 and 31 July 2026.

Purchases pursuant to the share buyback programme announced 30 January 2026

Date of purchase	Aggregate number of ordinary shares purchased (pence)	Highest price paid per share (pence)	Lowest price paid per share (pence)	Volume weighted average price paid per share (pence)
21/09/2026	454,097	109.9500	109.9500	109.9500
22/09/2026	15,800,420	109.9500	108.7500	109.3327
23/09/2026	22,442,239	109.7500	107.2500	108.4041
24/09/2026	9,618,468	108.0000	106.7000	107.3579
25/09/2026	0	0.0000	0.0000	0.0000

Purchases pursuant to the share buyback programme announced 31 July 2026

Date of purchase	Aggregate number of ordinary shares purchased (pence)	Highest price paid per share (pence)	Lowest price paid per share (pence)	Volume weighted average price paid per share (pence)
21/09/2026	4,269,990	110.9500	109.9500	110.3478
22/09/2026	12,000,000	111.0000	108.8500	109.8702
23/09/2026	12,000,000	109.7500	107.2500	108.1970
24/09/2026	15,000,000	108.0000	106.7000	107.3008
25/09/2026	30,423,247	109.5000	108.1000	108.9540

The Company intends to cancel these shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) (as such legislation forms part of assimilated law as defined in the EU (Withdrawal) Act 2018), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buyback programme is set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/4422W_1-2026-9-25.pdf

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                                                           +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                                      +44 (0)20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 28 September 2026